Exhibit 99.1

Exhibit 99.1 - CONSOLIDATED FINANCIAL STATEMENTS

                           Zarlink Semiconductor Inc.
                           CONSOLIDATED BALANCE SHEETS
         (In millions of U.S. dollars, except share amounts, U.S. GAAP)
                                   (Unaudited)

                                                                                      Dec. 28, 2007         March 30, 2007
                                                                                    -------------------  ---------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                            $      43.7          $     111.3
  Short-term investments                                                                        --                  3.3
  Restricted cash and cash equivalents                                                        15.5                 14.6
  Trade accounts receivable, less allowance for doubtful accounts of $nil
    (March 30, 2007 -- $nil)                                                                  24.1                 16.3
  Other receivables                                                                           10.4                  6.6
  Inventories                                                                                 30.3                 19.1
  Prepaid expenses and other                                                                   5.6                  5.4
  Deferred income taxes - current portion                                                      1.4                  -
  Assets held for sale                                                                         3.1                  3.1
                                                                                    -------------------  ---------------------
                                                                                             134.1                179.7
Fixed assets -- net of accumulated depreciation of $127.7
    (March 30, 2007 -- $124.8)                                                                27.3                 21.0
Deferred income tax assets -- net                                                              7.6                  4.9
Goodwill                                                                                      46.9                  3.8
Intangible assets                                                                             58.3                  1.6
Other assets                                                                                   3.6                  -
                                                                                    -------------------  ---------------------
                                                                                       $     277.8          $     211.0
                                                                                    ===================  =====================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable                                                               $      12.1          $       6.5
  Employee-related accruals                                                                    9.7                 11.5
  Income and other taxes payable                                                               0.5                  4.7
  Current portion of provisions for exit activities                                            2.3                  0.8
  Other accrued liabilities                                                                    7.1                  3.2
  Deferred credits                                                                             1.3                  0.6
  Deferred income tax liabilities -- current portion                                           0.1                  0.1
                                                                                    -------------------  ---------------------
                                                                                              33.1                 27.4

Long-term debt                                                                                80.6                  -
Pension liabilities                                                                           16.8                 15.9
Long-term portion of provisions for exit activities                                            0.5                  0.5
Deferred income tax liabilities -- long-term portion                                           0.3                  0.2
Long-term accrued income taxes                                                                10.4                  -
Other long-term liabilities                                                                    0.8                  -
                                                                                    -------------------  ---------------------
                                                                                             142.5                 44.0
                                                                                    -------------------  ---------------------

Redeemable preferred shares, unlimited shares authorized; 1,171,200 shares
    issued and outstanding (March 30, 2007 -- 1,260,800)                                      15.0                 16.1
                                                                                    -------------------  ---------------------

Commitments and Contingencies (Note 11)

Shareholders' equity:
  Common shares, unlimited shares authorized; no par value; 127,345,682 shares
    issued and outstanding (March 30, 2007 -- 127,343,183)                                   768.5                768.5
  Additional paid-in capital                                                                   4.7                  4.3
  Deficit                                                                                   (618.6)              (587.6)
  Accumulated other comprehensive loss                                                       (34.3)               (34.3)
                                                                                    -------------------  ---------------------
                                                                                             120.3                150.9
                                                                                    -------------------  ---------------------
                                                                                       $     277.8          $     211.0
                                                                                    ===================  =====================

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
       (In millions of U.S. dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

                                                               Three Months Ended                      Nine Months Ended
                                                       -----------------------------------    ------------------------------------
                                                         Dec. 28, 2007     Dec. 29, 2006        Dec. 28, 2007      Dec. 29, 2006
                                                       -----------------  ----------------    -----------------  -----------------
Revenue                                                   $      48.6        $     34.1          $     128.8        $     110.6
Cost of revenue                                                  25.8              17.0                 70.2               50.9
                                                       -----------------  ----------------    -----------------  -----------------
Gross margin                                                     22.8              17.1                 58.6               59.7
                                                       -----------------  ----------------    -----------------  -----------------

Expenses:
  Research and development (R&D)                                 13.1               7.9                 33.9               24.9
  Selling and administrative                                     16.8               8.4                 40.3               27.9
  Acquired in-process R&D                                          --                --                 20.3                 --
  Amortization of intangible assets                               1.8               0.1                  3.2                0.2
  Contract impairment and other                                   1.4               0.5                  2.6                1.0
  Gain on sale of business                                       (0.7)             (4.1)                (0.7)              (4.1)
  Gain on sale of assets                                         (2.4)               --                 (2.4)                --
                                                       -----------------  ----------------    -----------------  -----------------
                                                                 30.0              12.8                 97.2               49.9
                                                       -----------------  ----------------    -----------------  -----------------
Operating income (loss)                                          (7.2)              4.3                (38.6)               9.8

  Gain on sale of Mitel investment                                 --                --                 12.9                 --
  Interest income                                                 0.6               1.6                  3.0                3.9
  Interest expense                                               (1.2)               --                 (1.9)                --
  Amortization of debt issue costs                               (0.2)               --                 (0.3)                --
  Foreign exchange gain (loss)                                   (0.6)             (0.2)                (4.4)               0.1
                                                       -----------------  ----------------    -----------------  -----------------
Income (loss) before income taxes                                (8.6)              5.7                (29.3)              13.8
  Income tax (expense) recovery                                   0.2              (0.1)                 -                  2.9
                                                       -----------------  ----------------    -----------------  -----------------
Net income (loss)                                         $      (8.4)       $      5.6          $     (29.3)       $      16.7
                                                       =================  ================    =================  =================

Net income (loss) attributable to common shareholders
after preferred share dividends and premiums on
preferred shares                                          $      (9.2)       $      5.1          $     (32.0)       $     14.9
                                                       =================  ================    =================  =================

Net income (loss) per common share:
         Basic and diluted                                $     (0.07)       $     0.04          $      (0.25)      $     0.12
                                                       =================  ================    =================  =================

Weighted-average number of common shares
outstanding (millions):
   Basic                                                        127.3             127.3                127.3              127.3
                                                       =================  ================    =================  =================
   Diluted                                                      127.3             127.4                127.3              127.4
                                                       =================  ================    =================  =================

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (In millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                              Three Months Ended                       Nine Months Ended
                                                      ------------------------------------    -------------------------------------
                                                        Dec. 28, 2007      Dec. 29, 2006         Dec. 28, 2007     Dec. 29, 2006
                                                      -----------------  -----------------    ------------------ ------------------
CASH PROVIDED BY (USED IN)
Operating activities:
Net income (loss)                                        $     (8.4)        $      5.6           $    (29.3)        $     16.7
  Depreciation of fixed assets                                  1.5                1.2                  4.2                3.9
  Amortization of intangible assets                             1.8                0.1                  3.2                0.2
  Stock compensation expense                                    0.4                0.3                  1.4                0.9
  Other non cash changes in operating activities               (1.0)              (4.1)                 9.7               (4.4)
  Deferred income taxes                                         1.9                0.2                  3.3               (1.0)
  Decrease (increase) in working capital:
    Trade accounts and other receivables                       (1.3)              (3.1)                (4.9)              (6.9)
    Inventories                                                  --                0.4                 (2.3)               0.3
    Prepaid expenses and other                                  1.8                0.6                  1.2                1.0
    Payables and other accrued liabilities                     (1.7)               0.7                 (3.8)              (8.2)
    Deferred credits                                           (0.4)              (0.3)                 0.7               (0.3)
                                                      -----------------  -----------------    ------------------ ------------------
Total                                                          (5.4)               1.6                (16.6)               2.2
                                                      -----------------  -----------------    ------------------ ------------------

Investing activities:
  Acquisition of business                                      (0.1)                --               (136.0)              (7.1)
  Matured short-term investments                                 --                 --                  3.3               24.6
  Expenditures for fixed assets                                (3.5)              (0.5)                (5.9)              (1.8)
  Proceeds from sale of investment                               --                 --                 12.9                 --
  Proceeds from insurance for fixed assets                      3.4                 --                  3.4                 --
  Proceeds from sale of fixed assets                            2.7                 --                  2.7                0.1
  Proceeds on sale of business -- net                            --                4.7                   --                4.7
                                                      -----------------  -----------------    ------------------ ------------------
Total                                                            2.5               4.2               (119.6)              20.5
                                                      -----------------  -----------------    ------------------ ------------------

Financing activities:
  Increase in (repayment of) long-term debt                     -                   --                 74.5               (0.1)
  Payment of dividends on preferred shares                     (0.5)                --                 (1.7)              (1.2)
  Repurchase of preferred shares                               (0.5)                --                 (2.1)              (0.1)
  Debt issue costs                                             (0.2)                --                 (3.7)                --
  Decrease in restricted cash and cash equivalents              -                   --                  0.2                1.0
                                                      -----------------  -----------------    ------------------ ------------------
Total                                                          (1.2)                --                 67.2               (0.4)
                                                      -----------------  -----------------    ------------------ ------------------
Effect of currency translation on cash                          0.2                0.1                  1.4                0.5
                                                      -----------------  -----------------    ------------------ ------------------
Increase (decrease) in cash and cash equivalents               (3.9)               5.9                (67.6)              22.8

Cash and cash equivalents, beginning of period                 47.6              107.6                111.3               90.7
                                                      -----------------  -----------------    ------------------ ------------------
Cash and cash equivalents, end of period                 $     43.7         $    113.5           $     43.7         $    113.5
                                                      =================  =================    ================== ==================

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    (In millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                             Common Shares
                                     ----------------------------                                   Accumulated
                                                                       Additional                      Other              Total
                                        Number                          Paid in                     Comprehensive      Shareholders'
                                      (millions)       Amount           Capital         Deficit         Loss             Equity
                                     ------------  ---------------------------------------------------------------------------------
Balance, March 31, 2006                    127.3   $    768.5       $      3.0      $   (601.2)      $  (34.7)       $    135.6
Net income                                    --           --               --             4.2             --               4.2
Changes in unrealized cash flow
   hedges                                     --           --               --              --            0.5               0.5
Stock compensation expense                    --           --               0.3             --             --               0.3
Preferred share dividends                     --           --               --            (0.6)            --              (0.6)
Premiums on preferred share
  repurchases                                 --           --             (0.1)             --             --              (0.1)
                                     ------------  ---------------------------------------------------------------------------------
Balance, June 30, 2006                     127.3        768.5              3.2          (597.6)         (34.2)            139.9

Net income                                    --           --               --             6.9             --               6.9
Changes in unrealized cash flow
   hedges                                     --           --                               --           (0.2)             (0.2)
Stock compensation expense                    --           --              0.3              --             --               0.3
Preferred share dividends                     --           --               --            (0.6)            --              (0.6)
                                     ------------  ---------------------------------------------------------------------------------
Balance, Sept. 29, 2006                    127.3        768.5              3.5          (591.3)         (34.4)            146.3

Net income                                    --           --               --             5.6             --               5.6
Changes in unrealized cash flow
  hedges                                      --           --               --              --           (0.3)             (0.3)
Stock compensation expense                    --           --              0.3              --             --               0.3
Preferred share dividends                     --           --               --            (0.5)            --              (0.5)
                                     ------------  ---------------------------------------------------------------------------------
Balance, Dec. 29, 2006                     127.3   $    768.5              3.8          (586.2)         (34.7)            151.4
                                     ============  =================================================================================

Balance, March 30, 2007                    127.3        768.5              4.3          (587.6)         (34.3)            150.9
Net loss                                      --           --               --            (5.0)            --              (5.0)
Changes in unrealized cash flow
   hedges                                     --           --               --              --            0.1               0.1
Stock compensation expense                    --           --              0.5              --             --               0.5
Preferred share dividends                     --           --               --            (0.6)            --              (0.6)
Premiums on preferred share
   repurchases                                --           --             (0.5)             --             --              (0.5)
                                     ------------  ---------------------------------------------------------------------------------
Balance, June 29, 2007                     127.3        768.5              4.3          (593.2)         (34.2)            145.4

Net loss                                      --           --               --           (15.9)            --             (15.9)
Changes in unrealized cash flow
  hedges                                      --           --               --              --            0.1               0.1
Stock compensation expense                    --           --              0.5                                              0.5
Preferred share dividends                     --           --               --            (0.6)            --              (0.6)
Premiums on preferred share
  repurchases                                 --           --             (0.2)             --             --              (0.2)
                                     ------------  ---------------------------------------------------------------------------------
Balance, Sept. 28, 2007                    127.3        768.5              4.6          (609.7)         (34.1)            129.3

Net loss                                      --           --               --            (8.4)            --              (8.4)
Changes in unrealized cash flow
hedges                                        --           --               --              --           (0.2)             (0.2)
Stock compensation expense                    --           --              0.4                                              0.4
Preferred share dividends                     --           --               --            (0.5)            --              (0.5)
Premiums on preferred share
repurchases                                   --           --             (0.3)             --             --              (0.3)
                                     ------------  ---------------------------------------------------------------------------------
Balance, Dec. 28, 2007                     127.3   $    768.5       $      4.7      $   (618.6)    $    (34.3)       $    120.3
                                     ============  =================================================================================

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (In millions of U.S. dollars, except share and per share amounts, U.S. GAAP)
                                   (Unaudited)

1.    Basis of presentation

      These unaudited interim consolidated financial statements have been prepared by Zarlink Semiconductor Inc. (Zarlink or the Company) in United States (U.S.) dollars, unless otherwise stated, and in accordance with accounting principles generally accepted in the U.S. for interim financial statements. Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles (GAAP) for complete financial statements. In the opinion of management of the Company, the unaudited interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments, necessary to present fairly the financial position at December 28, 2007, and the results of operations and cash flows of the Company for the three and nine month periods ended
      December 28, 2007, and December 29, 2006, in accordance with U.S. GAAP, applied on a consistent basis. The consolidated financial statements include the accounts of Zarlink and its wholly owned subsidiaries. Inter-company transactions and balances have been eliminated.

      The balance sheet at March 30, 2007, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's Annual Report on Form 20-F for the year ended March 30, 2007. The Company's Fiscal year-end is the last Friday in March.

      The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year or future periods.

      The Company is viewed as a single reporting segment for management purposes and, as such, no business segment information is being disclosed.

2.    Recently issued accounting pronouncements

      In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (SFAS 141(R)) and No. 160, Non-controlling interests in Consolidated Financial Statements. The statements significantly change the accounting for acquisitions that close beginning in 2009, both at the acquisition date and in subsequent periods. SFAS 141(R) and SFAS 160 are effective for both public and private companies for Fiscal years beginning on or after December 15, 2008. SFAS 141(R) will be applied prospectively. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. Early adoption is prohibited for both standards. The Company is required to adopt SFAS 141(R) and SFAS 160 in the third quarter of Fiscal 2009. The Company does not expect the adoption of SFAS 141(R) or SFAS 160 to have a material impact on its financial position or results of operations.

      In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 07-3, Accounting for Advance Payments for Goods or Services Received for Use in Future Research and Development Activities (EITF 07-3). EITF 07-3 indicates that non-refundable advance payments for future research and development (R&D) activities should be deferred and capitalized until the goods have been delivered (assuming the goods have no alternative future use) or the related services have been performed. EITF 07-3 also indicates that companies should assess deferred R&D costs for recoverability. Companies are required to adopt EITF 07-3 for new contracts entered into in Fiscal years beginning after December 15, 2007. Earlier application is not permitted. The Company is required to adopt EITF 07-3 in the first quarter of Fiscal 2009. The Company does not expect the adoption of EITF 07-3 to have a material impact on its financial position and results of operations.

      In February 2007, the FASB issued SFAS 159, (The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115). This statement allows companies to elect to measure certain eligible financial instruments and other items at fair value. Companies may choose to measure items at fair value at a specified election date, and subsequent unrealized gains and losses are recorded in income at each subsequent reporting date. SFAS 159 is effective for Fiscal years beginning after November 15, 2007, with earlier adoption permitted under certain circumstances. The Company is required to adopt SFAS 159 no later than the first quarter of Fiscal 2009. The Company does not expect the adoption of SFAS 159 to have a material impact on its financial position or results of operations.

      In September 2006, the FASB issued SFAS 157, Fair Value Measurements. The statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosure requirements regarding fair value measurements. SFAS 157 is effective for Fiscal years beginning after November 15, 2007, with earlier adoption permitted. The Company is required to adopt SFAS 157 no later than the first quarter of Fiscal 2009. The Company does not expect the adoption of SFAS 157 to have a material impact on its financial position or results of operations.

3.    Stock-based compensation

      Effective April 1, 2006, the Company adopted SFAS 123R, Share-Based Payment. SFAS 123R requires that stock-based awards to employees be recorded at fair value. The fair value of the Company's stock-based awards to employees was estimated using the Black-Scholes-Merton option-pricing model. Prior to adoption of SFAS 123R, the Company used the intrinsic value method of accounting for stock-based awards under the provisions of APB 25, Accounting for Stock Issued to Employees. Under the intrinsic value method, fixed stock compensation expense is recorded in instances where the option exercise price is set lower than the market price of the underlying stock at the date of grant. Fixed stock compensation cost is amortized to expense over the vesting period of the underlying option award.

      Stock compensation expense is also recorded in circumstances where the terms of a previously fixed stock option were modified. Previous stock option modifications have included the extension of option lives for terminated employees, and changes in vesting periods. The estimated fair value of the options is amortized to expense over the requisite service period of the awards.

      In adopting SFAS 123R, the Company has estimated the fair value of its stock-based awards to employees using the Black-Scholes-Merton option-pricing model. This model considers, among other factors, share prices, option prices, share price volatility, the risk-free interest rate, and expected option lives. In addition, SFAS 123R requires that the Company estimate the number of stock options that will be forfeited. Expected share price volatility is estimated using historical data on volatility of the Company's stock. Expected option lives and forfeiture rates are estimated using historical data on employee exercise patterns. The risk-free interest rate is based on the yield of government bonds at the time of calculating the expense and for the period of the expected option life.

      Stock compensation expense has been recorded as follows:

                                      Three Months Ended     Nine Months Ended
                                     --------------------   -------------------
                                     Dec. 28,    Dec. 29,   Dec. 28,   Dec. 29,
                                       2007        2006       2007      2006
                                     --------    --------   --------   --------
      Selling and administrative       $0.3        $0.3        1.1       0.8
      Research and development          0.1          --        0.2       0.1
      Cost of revenue                    --          --        0.1        --
                                       ----        ----        ---       ---
                                       $0.4        $0.3        1.4       0.9
                                       ====        ====        ===       ===

The estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

      Stock compensation expense has been determined using the Black-Scholes-Merton option-pricing model with the following weighted-average assumptions for the three and nine-month periods ended December 28, 2007, and December 29, 2006:

                                                                 Three Months Ended                  Nine Months Ended
                                                           ------------------------------      -----------------------------
                                                           Dec. 28, 2007    Dec. 29, 2006      Dec. 28, 2007   Dec. 29, 2006
                                                           -------------    -------------      -------------   -------------

      Weighted-average fair value price of the options        $     0.52       $     0.93         $     0.65      $     1.22
         granted during the period
      Risk free interest rate                                      3.88%            3.98%              4.17%           4.32%
      Dividend yield                                                 Nil              Nil                Nil             Nil

      Volatility factor of the expected market price of
        the Company's common stock                                 44.0%            47.6%              42.3%           56.9%
      Weighted-average expected life of the options            4.4 years        4.2 years          4.5 years       4.2 years

4.    Inventories

                                                Dec. 28,        March 30,
                                                  2007            2007
                                            --------------   --------------

      Raw materials                             $    2.9         $    2.9
      Work-in-process                               16.3             12.3
      Finished goods                                11.1              3.9
                                            --------------   --------------
                                                $   30.3         $   19.1
                                            ==============   ==============

5.    Acquisition of business and intangible assets

      Legerity Acquisition

On August 3, 2007, the Company acquired Legerity Holdings Inc. (Legerity) for $137.3 of cash, including $2.8 of direct transaction costs. The Company has accounted for the acquisition by using purchase accounting. The Company's consolidated statement of income (loss) for Fiscal 2008 includes results of operations of the acquired business subsequent to the acquisition date. The acquisition is expected to increase the Company's presence in the voice-over-packet market. Both companies design complementary technologies that enable high-quality voice services, and the acquisition is expected to result in increased economies of scale, and enable the Company to have a broader offering of products and services with which to engage customers.

      The purchase price was allocated as follows:

      Current assets                                     $    22.7
      Long term assets                                   $   106.9

      Current liabilities                                $   (11.0)
      Long term liabilities                              $    (1.6)
      Acquired in-process R&D                            $    20.3
                                                         ----------
      Total purchase price                               $   137.3
                                                         ==========

      Tangible assets and liabilities were recorded at fair value. Intangible assets were identified and valued through an analysis of data provided by Legerity and the Company concerning revenue, earnings, and cash flow projections, customers and attrition factors, use of technologies, the stage of product development, and risk factors. Developed technology and acquired in-process R&D were valued using the income approach. This method reflects the present value of the future earnings capacity that is available for distribution to the owners of this asset. Customer relationship assets were valued using the income approach. This method reflects the present value of operating cash flows generated by these relationships. Approximately $50.5 of goodwill is expected to be deductible for tax purposes. The allocation of purchase price has not been finalized with respect to its tax assets and liabilities, which if modified, would result in a change to recorded goodwill.

      Acquired in-process R&D was expensed upon acquisition during the second quarter of Fiscal 2008. The acquired intangible assets are being amortized on a straight-line basis over their weighted-average useful lives as follows:

      Developed technology                                  8 years
      Customer relationships                                10 years
      Total (weighted-average life)                         9 years

      Goodwill  is  not  amortized,   however  will  be  reviewed  annually  for
      impairment, or more frequently if impairment indicators arise.

      The following table summarizes the intangible asset values as at December 28, 2007:

                                                  Dec. 28, 2007
                                 -----------------------------------------------
                                      Cost         Accumulated          Net
                                                   Amortization
                                 ---------------  ---------------  -------------

      Developed technology        $    37.7        $    (2.0)       $    35.7
      Customer relationships           22.3             (0.9)            21.4
                                 ---------------  ---------------  -------------
      Total                       $    60.0        $    (2.9)       $    57.1
                                 ===============  ===============  =============

      The following unaudited pro forma information reflects the results of continuing operations of the Company as if the Legerity acquisition had been completed as of April 1, 2006. The results of operations for the nine months ended December 28, 2007, include an in-process R&D write-off of $20.3 related to the acquisition.

                                       Three Months Ended     Nine Months Ended
                                      --------------------   -------------------
                                      Dec. 28,    Dec. 29,   Dec. 28,   Dec. 29,
                                        2007        2006       2007      2006
                                      --------    --------   --------   --------
      Revenue                          $ 48.6     $ 59.6    $ 165.0     $ 196.4
      Net income (loss)                  (8.4)       3.1      (33.0)       11.0
                                       ------     ------    -------     -------
      Net income (loss) per share --
         basic and diluted             $(0.07)    $ 0.02    $ (0.28)    $  0.07
                                       ======     ======    =======     =======

      Total amortization expense in the three and nine-month periods ended December 28, 2007 was $1.6 and $2.8, respectively.

      Optical Business of Primarion Inc.

      The Company acquired the optical in/out (I/O) business of Primarion Inc. in May 2006. The intangible asset values related to this acquisition were as follows:

                                                  Dec. 28, 2007                                     March 30, 2007
                                 ------------------------------------------------  -------------------------------------------------
                                     Cost          Accumulated         Net              Cost         Accumulated          Net
                                                  Amortization                                      Amortization
                                 --------------   --------------  ---------------  ---------------  --------------   ---------------
      Proprietary technology      $     0.6        $    (0.2)      $     0.4        $     0.6        $    (0.1)       $     0.5
      Customer relationships            0.8             (0.2)            0.6              0.8             (0.1)             0.7
      Non-competition agreements        0.5             (0.3)            0.2              0.5             (0.1)             0.4
                                 --------------   --------------  ---------------  ---------------  --------------   ---------------
      Total                       $     1.9        $    (0.7)      $     1.2        $     1.9        $    (0.3)       $     1.6
                                 ==============   ==============  ===============  ===============  ==============   ===============

      Total amortization expense in the three and nine-month periods ended December 28, 2007 was $0.2 and $0.4, respectively. Total amortization expense in the three and nine-month periods ended December 29, 2006, was $0.1 and $0.2 respectively.

      The acquired intangible assets are being amortized on a straight-line basis over their weighted average useful lives as follows:

      Proprietary technology                                4 years
      Customer relationships                                6 years
      Non-competition agreements                            3 years
      Total (weighted-average life)                         5 years

      As at December 28, 2007,  the Company has goodwill of $3.8 (March 30, 2007
      - $3.8) related to this acquisition. Goodwill is not amortized, however will be reviewed annually for impairment, or more frequently if impairment indicators arise. Approximately $2.9 of this goodwill is expected to be deductible for tax purposes.

6.    Provisions for exit activities

      Workforce Reductions

      In the second quarter of Fiscal 2008, as a result of the Legerity acquisition discussed in Note 5, the Company commenced an integration plan between the two companies. This integration initiated a workforce reduction, which consisted of reducing the Company's headcount by 28 employees during the second quarter, and an additional 16 employees in the third quarter. These actions resulted in severance costs of $1.3 in the second quarter, which included $0.9 in selling and administration, and $0.4 in research and development, and an additional $2.3 in the third quarter relating to selling and administration. Total severance costs for the nine months ended December 28, 2007, related to this integration were $3.6, which included $3.2 in selling and administration, and $0.4 in research and development. The Company expects this integration plan to continue into Fiscal 2009, and expects to incur further severance and contract impairment costs during this period, but has not yet determined the costs and number of additional employees that will be involved in this integration plan.

      In the first quarter of Fiscal 2008, the Company ceased manufacturing of certain of its legacy hybrid products in its Caldicot facility. This action resulted in a workforce reduction of 24 employees, resulting in severance costs of $0.9, which were included in cost of revenue.

      Lease and Contract Settlement

      In the second quarter of Fiscal 2008, in conjunction with the integration of the acquired Legerity business, the Company entered into a new company-wide design tool agreement to support its combined requirements. As a result of this new agreement, certain of the Company's previous agreements were terminated. The Company recorded impairment charges on unused design tools of $0.7 in the second quarter and $1.4 in the third quarter related to these actions. These amounts were recorded in contract impairment and other.

      In the first quarter of Fiscal 2008, the Company incurred costs of $0.5 related to idle space under lease contract, related primarily to the workforce reductions in its Caldicot facility. This amount was recorded in contract impairment and other.

      The remaining balance of the restructuring provision relates to lease costs for idle and excess space from exit activities implemented and completed in Fiscal 2002 to 2007. The cumulative amount recorded to date related to these activities is $11.7, and has been recorded as follows:

            (i) Costs of $2.8 have been recorded in Fiscal 2004 to 2007 in contract impairment and other; and

            (ii) Costs of $8.9 have been recorded in Fiscal 2002 as special charges, and relate to the cost of excess space under lease contracts in Canada, the U.S., and U.K.

      The following table summarizes the continuity of these restructuring provisions for the three and nine-month periods ended December 28, 2007:

                                                         Lease and
                                            Workforce    contract
                                            Reduction    settlement     Total
                                            ---------    ----------     -----
      Balance, March 30, 2007                 $ --         $1.3         $1.3
        Charges                                0.9          0.5          1.4
        Cash drawdowns                        (0.9)        (0.2)        (1.1)
                                              ----         ----         ----
      Balance, June 29, 2007                    --          1.6          1.6
        Charges                                1.3          0.7          2.0
        Cash drawdowns                        (0.3)        (0.7)        (1.0)
        Non-cash drawdowns                      --         (0.3)        (0.3)
                                              ----         ----         ----
      Balance, September 28, 2007              1.0          1.3          2.3
        Charges                                2.3          1.4          3.7
        Cash drawdowns                        (1.5)        (0.3)        (1.8)
        Non-cash drawdowns                      --         (1.4)        (1.4)
                                              ----         ----         ----
      Balance, December 28, 2007               1.8          1.0          2.8
      Less: Long-term portion                   --         (0.5)        (0.5)
                                              ----         ----         ----
      Current portion of provisions
        for exit activities as
        at December 28, 2007                  $1.8         $0.5         $2.3
                                              ====         ====         ====

      The lease and contract settlements of $1.0 relate to the plans implemented from Fiscal 2002 to 2008, and will be paid over the lease terms unless settled earlier. Workforce reductions of $1.4 will be paid during the fourth quarter of Fiscal 2008, with the remaining $0.4 paid in Fiscal 2009.

7.    Gain on sale of business

      On October 25, 2006, Zarlink sold the assets of its packet switching product line to Conexant Systems Inc. (Conexant), for cash and other consideration, including a cash payment at closing of $5.0, and additional amounts contingently owing based on revenue performance of the product line over the next two years. If Conexant's revenue from sales in this product line exceeds certain revenue targets, then Conexant is required to pay Zarlink up to $2.5 of additional consideration.

      In the third quarter of Fiscal 2007 Zarlink recorded a gain on sale of business of $4.1 related to this transaction. On the date of the sale, Zarlink determined that there was uncertainty surrounding whether the revenue targets would be met. As such, Zarlink did not include the contingent consideration as part of the sale proceeds. During the third quarter of Fiscal 2008 Zarlink recorded an additional gain of $0.7 based on revenue performance for the period of November 1, 2006 to October 31, 2007.

      Contingent consideration for the second year of revenue performance, if any, will be recorded as a component of the gain on sale of business only when the revenue targets are met and collection is reasonably assured.

8.    Gain on sale of asset

      During the third quarter of Fiscal 2008, the Company sold a parcel of land in Jarfalla, Sweden. This land had previously been accounted for as an asset held for sale. The proceeds from the sale of this parcel of land were $2.7 (17.7 million SEK), resulting in a gain on sale of an asset of $2.4, net of transaction costs.

9.    Long-term debt - convertible debenture

      During the second quarter of Fiscal 2008, the Company partially funded its acquisition of Legerity through the issuance of convertible debentures of $74.5 ($78.8 million Cdn). This offering was completed by August 30, 2007. The convertible debentures bear interest at a rate of 6% per annum, and are repayable on September 30, 2012. The convertible debentures are convertible under certain conditions, at the option of the holder, into
      32.1 million common shares at a conversion price of $2.50 ($2.45 Cdn) per share.

      As a result of the convertible debentures being denominated in Canadian dollars, while the Company's functional currency is the U.S. dollar, the Company is required to revalue these debentures in U.S. dollars at the month-end market rate. As a result of this revaluation, the Company incurs non-cash foreign currency gains or losses. As at December 28, 2007, the convertible debentures were valued at $80.5.

10.   Guarantees

      Performance   guarantees  are  contracts  that  contingently  require  the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement.

      The Company has an outstanding performance guarantee related to a managed services agreement (project agreement) undertaken by the Communications Systems business (Systems), which is now operated as Mitel Networks Corporation (Mitel). This performance guarantee remained with the Company following the sale of the Systems business. The project agreement and the Company's performance guarantee extend until July 31, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at December 28, 2007, was $39.9 (20.0 million British pounds), assuming the Company is unable to secure the completion of the project. The Company was not aware of any factors as at December 28, 2007, that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements. The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

      In connection with the sale of the Systems business, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at December 28, 2007, the Company does not expect these tax indemnities to have a material impact on its consolidated financial statements.

      The Company periodically has entered into agreements with customers and suppliers that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

      The Company records a liability based on its assessment of current warranty claims outstanding and historical experience. The Company accrues for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. As at December 28, 2007, the warranty accrual was $nil (March 30, 2007 - $nil).

11.   Commitments and Contingencies

      The Company has letters of credit outstanding as at December 28, 2007, of $1.2 (March 30, 2007 - $1.3), which expire within one month. The letters of credit are related to the Company's Supplementary Executive Retirement Plan (SERP).

      In addition, the Company has pledged $15.5 (99.8 million Swedish Krona) as security toward the Swedish pension liability of $16.6. This amount has been presented as restricted cash and cash equivalents.

      In conjunction with the sale of the Systems business in Fiscal 2001, the Company obtained ownership of 10,000,000 common shares of Mitel. On August 16, 2007, the Company exercised its amended put right, and received proceeds from Mitel of $12.9. During the second quarter of Fiscal 2008, the Company recorded a gain of $12.9 on the sale of these shares, as they were written down to a nil book value in Fiscal 2003, when the Company believed that the original carrying value of $11.5 would not be realized in the foreseeable future.

      In October 2006, Zarlink sold the assets of its packet switching product line to Conexant Systems Inc. (Conexant). The sale price included provisions for contingent future proceeds based on revenue performance of the product line over the subsequent two years. Zarlink will record the contingent consideration, if any, as a component of the gain on sale of business in the periods that the revenue targets are met. See also Note 7.

      The Company is a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of its business. The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In the opinion of the Company, any monetary liabilities or financial impacts of such lawsuits and claims or potential claims that exceed the amounts already recognized would not be material to the consolidated financial position of the Company or the consolidated results of its operations.

      The Company has recorded provisions for income taxes and valuation allowances related to its estimate of tax expenses and recoveries. Certain taxation years are still subject to audit by authorities in various jurisdictions, which could result in adjustments to the Company's tax provisions. Such adjustments could have a material impact on the consolidated financial position of the Company or the consolidated results of its operations.

12.   Redeemable preferred shares

      During the three and nine months ended December 28, 2007, the Company purchased and cancelled 22,400 and 89,600 preferred shares, respectively.

      During the third quarter of Fiscal 2008, the Company declared and paid dividends on its redeemable preferred shares of $0.5, resulting in a cumulative dividend of $1.7 for the first nine months of Fiscal 2008. This was based on first, second and third quarter dividends of $0.45 (Cdn $0.50), $0.47 (Cdn $0.50) and $0.51 (Cdn $0.50) per share, respectively.

13.   Capital stock

      a) The Company has neither declared nor paid any dividends on its common shares.

      b)    A summary of the Company's stock option activity is as follows:

                                                  Nine Months Ended
                                          ---------------------------------
                                              Dec. 28,         Dec. 29,
                                                2007             2006
                                          ----------------  ---------------
      Outstanding Options:
        Balance, beginning of period         10,255,877        10,787,709
        Granted                               1,600,000           410,000
        Exercised                                (2,499)          (16,913)
        Forfeited and expired                  (710,382)       (1,261,167)
                                          ----------------  ---------------
        Balance, end of period               11,142,996         9,919,629
                                          ================  ===============

      As at December 28, 2007, there were 3,319,317 (March 30, 2007 - 4,208,935)
      options available for grant under the stock option plan approved by the Company's shareholders on December 7, 2001. The exercise price is calculated in accordance with the plan requirements as the average market price for the five trading days preceding the date of the grant. The exercise price of outstanding stock options ranges from $1.16 to $19.12 per share with exercise periods extending to November 2013. The exercise price of stock options issued in Canadian dollars was translated at the period-end U.S. dollar exchange rate.

      c) The net income (loss) per common share figures were calculated based on the net income (loss) after the deduction of preferred share dividends and premiums on the repurchase of preferred shares, and using the weighted monthly average number of shares outstanding during the respective periods. A diluted earnings per share is computed in accordance with the treasury stock method based on the average number of common shares and dilutive common share equivalents.

      Net income (loss) attributable to common shareholders is computed as follows:

                                         Three Months Ended  Nine Months Ended
                                         ------------------  -----------------
                                         Dec. 28,  Dec. 29,  Dec. 28,  Dec. 29,
                                           2007      2006      2007      2006
                                         --------  --------  --------  --------
      Net income (loss), as reported     $(8.4)     $5.6     $(29.3)    $16.7
         Dividends on preferred shares    (0.5)     (0.5)      (1.7)     (1.7)
         Premiums on repurchase of
           preferred shares               (0.3)       --       (1.0)     (0.1)
                                         -----      ----     ------     -----
      Net income (loss) attributable
         to common shareholders          $(9.2)     $5.1     $(32.0)    $14.9
                                         =====      ====     ======     =====

      The following table summarizes the common shares and dilutive common share equivalents used in the computation of the Company's basic and diluted net income per common share. Net income per common share is computed using the weighted-average common shares outstanding assuming dilution. Net loss per common share is computed using the weighted-average number of common shares and excludes the dilutive effect of stock options, as their effect is anti-dilutive. For the three and nine months ended December 28, 2007, Nil and 1,890 stock options, respectively, have been excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported net loss for the period.

                                                          Three Months Ended                       Nine Months Ended
                                                  ------------------------------------    ------------------------------------
                                                      Dec. 28,           Dec. 29,             Dec. 28,            Dec. 29,
                                                        2007               2006                 2007                2006
                                                  -----------------   ----------------    -----------------  -----------------

     Weighted average common shares outstanding       127,345,682         127,328,330         127,345,682        127,334,061
     Dilutive effect of stock options                          --              31,642                  --             49,706
                                                  -----------------   ----------------    -----------------  -----------------
     Weighted average common shares outstanding,
        assuming dilution                             127,345,682         127,359,972         127,345,682        127,383,767
                                                  =================   ================    =================  =================

      The following stock options were excluded from the computation of common share equivalents because the options were anti-dilutive based on the treasury stock method:

                                                          Three Months Ended                       Nine Months Ended
                                                  ------------------------------------    ------------------------------------
                                                      Dec. 28,           Dec. 29,              Dec. 28,           Dec. 29,
                                                        2007               2006                 2007                2006
                                                  -----------------   ----------------    -----------------  -----------------
      Number of outstanding options                   11,142,996          9,609,629           11,142,996         9,594,629

      Average exercise price per share               $      3.44         $     5.11          $      3.46        $     5.12

      The average exercise price of stock options granted in Canadian dollars was translated at the period-end U.S. dollar exchange rate.

      The  following  common  share   equivalents   relating  to  the  Company's
      convertible debentures were excluded from the computation of diluted loss per share because they were anti-dilutive:

                                                          Three Months Ended                       Nine Months Ended
                                                  ------------------------------------    ------------------------------------
                                                      Dec. 28,           Dec. 29,              Dec. 28,           Dec. 29,
                                                        2007               2006                 2007                2006
                                                  -----------------   ----------------    -----------------  -----------------
      Number of common share equivalents upon
         conversion of debentures                    32,097,004                 --           32,097,004                --

      Conversion price per share                    $      2.51          $      --          $      2.42         $      --

      The conversion price per share was translated at the average foreign exchange rate as it relates to activity during the period.

14.   Accumulated other comprehensive income (loss)

      The components of total comprehensive income (loss) were as follows:

                                                          Three Months Ended                       Nine Months Ended
                                                  ------------------------------------    ------------------------------------
                                                      Dec. 28,           Dec. 29,              Dec. 28,           Dec. 29,
                                                        2007               2006                 2007                2006
                                                  -----------------   ----------------    -----------------  -----------------
      Net income (loss) for the period             $      (8.4)        $     5.6           $    (29.3)        $    16.7
      Other comprehensive income (loss):
       Realized net derivative gains on cash
         flow hedges                                      (0.1)             (0.4)                (0.1)             (0.9)
       Unrealized net derivative gains
         (losses) on cash flow hedges                     (0.1)              0.1                  0.1               0.9
                                                  -----------------   ----------------    -----------------  -----------------
      Total comprehensive income (loss)
        for the period                             $      (8.6)        $     5.3           $    (29.3)        $    16.7
                                                  =================   ================    =================  =================

      The changes to accumulated other comprehensive loss for the three and nine months ended December 28, 2007, were as follows:

                                                        Cumulative            Minimum            Unrealized
                                                        Translation           Pension           Net Gain on
                                                          Account            Liability          Derivatives            Total
                                                     ------------------  ------------------  ------------------  ------------------
      Balance, March 30, 2007                           $     (32.4)        $      (1.9)        $        --         $     (34.3)
         Change during the three months ended
           June 29, 2007                                         --                  --                 0.1                 0.1
                                                     ------------------  ------------------  ------------------  ------------------
      Balance, June 29, 2007                                  (32.4)               (1.9)                0.1               (34.2)
         Change during the three months ended
           September 28, 2007                                    --                  --                 0.1                 0.1
                                                     ------------------  ------------------  ------------------  ------------------
      Balance, September 28, 2007                             (32.4)               (1.9)                0.2               (34.1)
      Change during the three months ended
           December 28, 2007                                     --                  --                (0.2)               (0.2)
                                                     ------------------  ------------------  ------------------  ------------------
      Balance, December 28, 2007                        $     (32.4)        $      (1.9)        $        --         $     (34.3)
                                                     ==================  ==================  ==================  ==================

      The Company recorded an increase in accumulated other comprehensive loss for the three and nine months ended December 28, 2007, of $0.2 and $nil, respectively, as compared to a decrease in other comprehensive income of $0.3 and $nil in the three and nine months ended December 29, 2006, respectively. These fluctuations were attributable to the change in the fair value of outstanding foreign currency option and forward contracts related to the Company's hedging program that were designated as cash flow hedges.

15.   Flood at Swindon facility

      On July 20, 2007, a flood as a result of record rainfall and the breach of a nearby river affected the Company's Analog Foundry in Swindon, UK. A complete services shutdown was required as a result of this flood. Based on preliminary investigations of the facility, no spills, leakages or discharges were detected. The Company carries insurance for the loss of physical plant and business interruption, with a deductible of $1.0.

      For the nine months ended December 28, 2007, the Company had recorded an estimated insurance claim, as follows:

      Business interruption insurance                       $       6.0
      Fixed assets                                          $       3.6
      Other expenses                                        $       0.2
                                                         ------------------
      Total estimated insurance claim                       $       9.8
                                                         ==================

      The deductible of $1.0 was recorded as component of cost of revenue in the second quarter of Fiscal 2008. During the third quarter of Fiscal 2008, the Company settled the business interruption portion of this claim, and accordingly recognized a gain of $2.0, which was recorded in cost of revenue in the period.

      As at December 28, 2007, the Company has received insurance proceeds of $6.8, of which $3.4 was included in cash flows from operations, and $3.4 was included as cash flows from investing activities for amounts related to replacement of fixed assets. The remaining $2.0 net of deductible was included in other receivables.

      The Company is in ongoing claim negotiations with its insurance carriers, and expects to reach a settlement on its property and equipment claims during the fourth quarter of Fiscal 2008, which is expected to result in a cash inflow and a gain in the period.

16.   Government assistance

      The Company accounts for government grants by recognizing the benefit as a reduction in the related expense in the period incurred when there is reasonable assurance that the grant will be received.

      In October 2006, the Company entered into an agreement with the Government of Canada through Technology Partnerships Canada (TPC), which will provide partial funding for one of the Company's research and development projects. This agreement will provide funding for reimbursement of up to $7.4 ($7.2 million Cdn) of eligible expenditures. During the three and nine month periods ended December 28, 2007, the Company's research and development expenses were reduced by $0.7 and $1.9, respectively, related to this agreement. During the three and nine month periods ended December 29, 2006, the Company's research and development expenses were reduced by $0.6 and $1.3, respectively, related to this agreement. The TPC grant is repayable in the form of royalties of 2.61% on certain of the Company's revenues. Royalties are owing for the period from Fiscal 2007 to Fiscal 2016. At the end of Fiscal 2016, if royalties meet or exceed $14.5 ($14.2 million Cdn), then the royalty period ceases. Otherwise, the royalty period will continue until cumulative royalties paid equal $14.5 ($14.2 million Cdn) or until the end of Fiscal 2019, whichever is earlier. Royalty expenses are accrued in the period in which the related sales are recognized. As at December 28, 2007, accrued royalties related to this agreement were $0.1 (March 30, 2007 - $nil).

17.   Income taxes

      An income tax recovery of $0.2 was recorded for the third quarter of Fiscal 2008, compared with a tax expense of $0.1 for the corresponding period in Fiscal 2007. The third quarter recovery related primarily to the current recovery of taxes of approximately $2.3 offset by the utilization of $2.1 of deferred tax assets previously set up in relation to the recovery. Netted within the $2.3 above, is an additional $0.6 of corporate taxes in the quarter that relates to taxes in the Company's foreign operations and accrued interest for FIN 48 adjustments.

      During the nine months ended December 28, 2007, an income tax recovery of $nil was recorded compared with a $2.9 recovery in Fiscal 2007. $1.9 of the recovery in fiscal 2007 related primarily to the closure of past tax audits, which resulted in additional tax refunds and the release of previously booked provisions. The additional $1.0 of recovery related to deferred tax benefits.

      As at December 28, 2007, the Company had $10.4 of unrecognized tax benefits compared to $7.7 at March 31, 2007 (the implementation date). The acquisition of Legerity accounted for an increase of $0.9, including $0.2 of accrued interest, additional identified unrecognized tax benefits of $0.1, and other accrued interest of $0.7. The remainder of the balance sheet change relates to foreign exchange. Except for changes due to foreign exchange, the Company does not expect the balance of its unrecognized tax benefits to change significantly over the next 12 months.

      In the first quarter of Fiscal 2008, as a result of applying the provisions of FIN 48, the Company recognized the following as at March 31, 2007:

      o     An increase in long-term deferred tax assets of $3.3; and

      o An increase in long-term accrued income taxes of $7.7, related to an increase in long-term unrecognized tax benefits, offset by a decrease in current income and other taxes payable of $4.4.

      The Company's unrecognized tax benefits totaled $7.7 at March 31, 2007, and relate to its domestic and various foreign jurisdictions. This amount included $0.8 of interest. As at March 31, 2007, the Company had $4.4 of tax benefits that, if recognized, would reduce the annual effective income tax rate. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

      The Company files income tax returns in Canada, the US and several foreign jurisdictions. Currently, in Canada, tax returns are open for audit on all items from 2004 to 2007, and for specific types of transactions from 2001 to 2007. The Company's foreign jurisdictions have varying statutes of limitations. In its significant foreign operations, tax returns are generally open for audit for its tax years 2004 to 2007. Other jurisdictions are generally still open for audit for tax years 2000 to 2007. The Company is currently subject to ongoing audits in Canada for its 2002 through 2006 taxation years and Germany for its 2000 through 2004 taxation years.

      The Company establishes a valuation allowance against deferred tax assets when management has determined that it is more likely than not that some or all of its deferred tax assets may not be realized. Based on historical taxable income and uncertainties relating to future taxable income over the periods in which the deferred tax assets are deductible, the Company has established a valuation allowance of $231.8 as at December 28, 2007 (March 30, 2007 - $193.5). The Legerity acquisition increased the valuation allowance by $21.6. The remaining increase related primarily to the impact of changes in the foreign exchange rates based on the Company's statutory tax reporting requirements, partially offset by changes in enacted tax rates in the various jurisdictions where it operates. This was partially offset by a reduction in the valuation allowance for certain deferred tax assets, which the Company has determined will be utilized in the future based on revenue streams or other reversing taxable temporary differences. As a result of the Legerity acquisition, the Company acquired certain deferred tax assets, which have been offset by valuation allowance. If these assets are realized in the future, or it is determined based on our periodic reviews that they will be realizable in the future, the Company will be required to record the benefit of these assets on the initial recognition of these assets: firstly as a reduction of goodwill relating to the acquisition; secondly as a reduction of acquired intangibles relating the acquisition; and then as an income tax benefit.

18.   Pension plans

      The Company has defined benefit pension plans in Sweden and Germany.

      As at December 28, 2007, the Swedish pension liability was comprised of $15.4 (99.7 million Swedish krona) as determined by the Pension
      Registration Institute, and an additional minimum pension liability of $1.2 as determined under the U.S. GAAP provisions of SFAS 87, Employers' Accounting for Pensions. As at December 28, 2007, $15.5 of restricted cash and cash equivalents has been pledged to secure the Swedish pension liability.

      As at December 28, 2007, the German pension liability of $7.4 (4.5 million
      Euro) was insured with the Swiss Life Insurance Company. The related insurance contracts of $7.0 are recorded as a plan asset, and the benefit obligation has been shown net of this asset. As the plan asset relates to insurance contracts, the Company does not control the investment strategy and thus cannot influence the return on investments.

      The Company also has an unfunded pension liability of $0.3 in the U.K. related to amounts owing to a former employee of the Company.

      Net pension expense for the defined benefit plans was as follows:

                                     Three Months Ended      Nine Months Ended
                                    --------------------    --------------------
                                    Dec. 28,    Dec. 29,    Dec. 28,    Dec. 29,
                                      2007        2006        2007       2006
                                    --------    --------    --------    --------
      Interest costs                  $0.3        $0.2        $0.7       $0.7
      Expected return on assets       (0.1)       (0.1)       (0.2)      (0.2)
                                      ----        ----        ----       ----
      Net pension expense             $0.2        $0.1        $0.5       $0.5
                                      ====        ====        ====       ====

      As of December 28, 2007, the Company had made contributions of $0.3 to its German plan assets in Fiscal 2008.

19.   Supplementary cash flow information

      The following table summarizes the Company's other non-cash changes in operating activities:

                                          Three Months Ended  Nine Months Ended
                                          ------------------  ------------------
                                          Dec. 28,  Dec. 29,  Dec. 28,  Dec. 29,
                                            2007      2006      2007     2006
                                          --------  --------  --------  --------
         Gain on sale of Mitel investment   $ --      $ --    $(12.9)    $ --
         In-process R&D                       --        --      20.3       --
         Amortization of debt issue costs    0.2        --       0.3       --
         Gain on disposal of fixed assets   (2.5)      0.1      (2.5)      --
         Change in pension liabilities       0.2       0.9       0.9      1.7
         Gain on sale of business             --      (4.1)       --     (4.1)
         Other                               1.1      (1.0)      3.6     (2.0)
                                           -----     -----     -----    -----
      Other non-cash changes in operating
         activities                        $(1.0)    $(4.1)    $ 9.7    $(4.4)
                                           =====     =====     =====    =====

20.   Comparative figures

      Certain of the Fiscal 2007 comparative figures have been reclassified to conform to the presentation adopted in Fiscal 2008.